# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maxeon Solar Technologies, Ltd., CIK 0001796898
CUSIP: Y58473102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech, Industrial Park Tianjin, China (F4), 300384
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001193125-20-240979
Filed by CIK 0001822953
Persons authorized to receive notices and communications: Tian Lingling, No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech, Industrial Zone, Tianjin, Chile (F3), 300384, 86-22-23789766-3203

## Reporting persons
- Zhonghuan Singapore Investment & Development Pte. Ltd. (CIK 0001822953): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,959,362; sole dispositive power 0; shared dispositive power 9,959,362; aggregate amount beneficially owned 9,959,362 (59.2% of the class)
- TCL Zhonghuan Renewable Energy Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,959,362; sole dispositive power 0; shared dispositive power 9,959,362; aggregate amount beneficially owned 9,959,362 (59.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Maxeon Solar Technologies, Ltd.
Address of issuer's principal executive offices: No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech, Industrial Park Tianjin, China (F4), 300384
Comment: This Amendment No. 13 (this "Amendment No. 13") amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020, as amended by Amendment No. 1 filed on April 22, 2021, as further amended by Amendment No. 2 filed on August 18, 2022, as further amended by Amendment No. 3 filed on May 17, 2023, as further amended by Amendment No. 4 filed on May 24, 2023, as further amended by Amendment No. 5 filed on June 17, 2024, as further amended by Amendment No. 6 filed on June 21, 2024, as further amended by Amendment No. 7 filed on July 22, 2024, as further amended by Amendment No. 8 filed on August 21, 2024, as further amended by Amendment No. 9 filed on September 4, 2024, as further amended by Amendment No. 10 filed on November 26, 2024, as further amended by Amendment No. 11 filed on January 28, 2025 ("Amendment No. 11") and as further amended by Amendment No. 12 filed on February 20, 2025 (as amended, the "Schedule 13D") with respect to the ordinary shares, no par value (the "Ordinary Shares") of Maxeon Solar Technologies, Ltd. (the "Issuer"). Except as specifically amended and supplemented by this Amendment No. 13, the Schedule 13D remains in full force and effect. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Closing of Sale Transaction

The sale of 100% equity interest in SunPower Philippines Manufacturing Ltd, a Cayman incorporated legal entity and wholly owned indirect subsidiary of the Issuer, to TCL Zhonghuan Renewable Energy Technology Co Ltd. and/or its subsidiaries, the Issuer's controlling shareholder (collectively, "TZE"), was consummated on February 28, 2025 (the "Closing Date"), pursuant to the terms of that Sale and Purchase Agreement (the "SPA") entered into by and between SunPower Technology Ltd., a subsidiary of the Issuer ("SPT"), and Lumetech PTE Ltd., a subsidiary of TZE ("Purchaser"), on January 26, 2025. As previously disclosed, on the Closing Date, the Issuer and Purchaser also entered into the Procurement Agency Agreement, and Purchaser and a subsidiary of the Issuer entered into the Transitional Services Agreement and the Bilateral Development Services Agreement, respectively. The transactions contemplated under the SPA received the requisite consents and approvals, including the ODI Approval. Capitalized terms used but not otherwise defined herein, shall have the meanings ascribed to them in Amendment No. 11. For a detailed description of the terms of the SPA and certain related transactions, refer to the information set forth in Amendment No. 11.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Ordinary Shares and/or other securities of the Issuer; (ii) disposing of any or all of their Ordinary Shares and/or other securities of the Issuer; (iii) engaging in hedging or similar transactions with respect to the securities of the Issuer; (iv) causing or facilitating changes to the capitalization, corporate structure or governing documents of the Issuer; (v) acquiring additional assets of the Issuer and/or its subsidiaries, or (vi) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 13 are incorporated herein by reference. As of the date hereof, Zhonghuan Singapore Investment and Development Pte. Ltd. is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TCL Zhonghuan Renewable Energy Technology Co., Ltd. may be deemed to beneficially own and have shared voting and dispositive power with respect to, 9,959,362 Ordinary Shares held by Zhonghuan Singapore Investment and Development Pte. Ltd., representing in the aggregate approximately 59.2% of the outstanding Ordinary Shares (such percentage is based on 16,814,019 Ordinary Shares outstanding as of March 4, 2025, according to information provided by the Issuer to the Reporting Persons).
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 13 are incorporated herein by reference. As of the date hereof, Zhonghuan Singapore Investment and Development Pte. Ltd. is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TCL Zhonghuan Renewable Energy Technology Co., Ltd. may be deemed to beneficially own and have shared voting and dispositive power with respect to, 9,959,362 Ordinary Shares held by Zhonghuan Singapore Investment and Development Pte. Ltd., representing in the aggregate approximately 59.2% of the outstanding Ordinary Shares (such percentage is based on 16,814,019 Ordinary Shares outstanding as of March 4, 2025, according to information provided by the Issuer to the Reporting Persons).
Transactions in the class effected during the past sixty days: During the past sixty days, the Reporting Persons have not effected any transactions in the Issuer's Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:
Item 4 of this Amendment No. 13 is incorporated herein by reference.

## Signatures
- Zhonghuan Singapore Investment & Development Pte. Ltd.: /s/ Zhou Bin, Zhou Bin/Authorized Signatory (03/05/2025)
- TCL Zhonghuan Renewable Energy Technology Co., Ltd.: /s/ Zhang Changxu, Zhang Changxu/Authorized Signatory (03/05/2025)